FILED BY HEI, INC. PURSUANT TO
                                               RULE 425 UNDER THE SECURITIES ACT
                                               OF 1933 AND DEEMED FILED PURSUANT
                                                TO RULES 14A-12 AND 14D-2 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                  COMMISSION FILE NO.: 000-12471
                                         SUBJECT COMPANY: COLORADO MEDTECH, INC.


                   AN IMPORTANT MESSAGE TO THE SHAREHOLDERS OF
                             COLORADO MEDTECH, INC.


Dear Fellow Colorado MEDtech Shareholder:

           We are writing to you today as the largest Colorado MEDtech shareholder, with ownership of 1,214,500 shares or almost 10% of the company. We believe that Colorado MEDtech has performed poorly over the past several years. This lack of performance is clearly evidenced by the stock price drop from the low $20's in August 1999 to as low as $3.81 in May of this year. We want to change this. Our goals are to first acquire Colorado MEDtech by offering Colorado MEDtech shareholders HEI common stock in exchange for their Colorado MEDtech shares, and second, to increase shareholder value for all HEI shareholders (including the former Colorado MEDtech shareholders).

                     To realize these goals, HEI has recently announced its intention to make an offer to acquire the remaining Colorado MEDtech shares it does not already own. Our offer, which has not yet commenced, will be for Colorado MEDtech shareholders to tender each of their shares for $12.00 worth of HEI stock, provided that no more than 8.5 million shares of common stock of HEI will be issued in the offer and subsequent merger (which means that if the price of HEI's common stock were to fall below $15.60 during a prescribed measurement period prior to the closing of the exchange offer, the value of the offer would be less than $12.00 per share). HEI's stock price as of the close of business on September 28, 2000 was $20.00. The value of the HEI shares to be offered in the exchange offer represents a premium over the Colorado MEDtech stock price of approximately 35% as of September 8, 2000, the last full trading day prior to HEI's public announcement of its intention to commence the offer and approximately 35% as of September 28, 2000.

                     The exchange offer will be subject to the satisfaction or waiver of a number of conditions, including that the Colorado MEDtech Board redeem or otherwise make inapplicable to the exchange offer Colorado MEDtech's "poison pill" Rights Plan. We call on the Board to take this action promptly so that Colorado MEDtech shareholders can consider our exchange offer. The terms and conditions of our exchange offer will be more fully described in a prospectus to be delivered to all Colorado MEDtech shareholders and Colorado MEDtech shareholders are urged to read that document carefully before making a decision with respect to their shares.



52154.0003

                     In early 1998, I set a goal of increasing shareholder value for shareholders of HEI, Inc. Since that time, HEI's stock price has tripled in value, from $6.375 per share on March 3, 1998, the last full trading day before my affiliated company, Fant Industries, publicly announced its intention to acquire a substantial interest in HEI, to $20.00 per share currently (and as high as $23.50 per share as recently as September 8, 2000). By contrast, in March of 1998, Colorado MEDtech stock was trading at or near $10 per share. Now, more than two years later, some of the best years that capital markets have ever known, Colorado MEDtech stock is struggling to reach double-digits. Colorado MEDtech stock is at this time below $9 per share. In our view, something is drastically wrong with the manner in which Colorado MEDtech's Board has been managing this business. The results speak for themselves. We believe a change is desperately needed and now is the time to act.

                     Under our proposal, current Colorado MEDtech shareholders will become shareholders of HEI, Inc., an industry leader, and a company whose Board of Directors and management have achieved very attractive share appreciation over the past 24 months. Compare that with Colorado MEDtech's performance for that same period and you will see the dramatic difference. This is an opportunity to own shares of an industry leader, a company with leadership that is proving its absolute commitment to maximizing shareholder value.


REMEMBER: THIS IS YOUR COMPANY! YOU HAVE THE RIGHT TO ASK THAT COLORADO MEDTECH'S LEADERSHIP ACTIVELY SEEK TO MAXIMIZE SHAREHOLDER VALUE!

                     We encourage you to contact your financial advisor or broker to discuss the recent merger and acquisition activity in this industry and the premiums paid in recent mergers. In the meantime, we will continue to actively encourage Colorado MEDtech to maximize value for its shareholders and accept HEI's proposal. We urge you to do the same. We would appreciate hearing your comments and concerns as well.

                                                        Anthony J. Fant
                                                        Chairman of HEI, Inc.


THIS LETTER IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF COLORADO MEDTECH COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY COLORADO MEDTECH COMMON STOCK WILL ONLY BE MADE PURSUANT TO A PROSPECTUS AND RELATED MATERIALS THAT HEI EXPECTS TO SEND TO COLORADO MEDTECH SHAREHOLDERS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE EFFECTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOT SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS MATERIAL ALSO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THOSE MATERIALS, WHICH WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH EXCHANGE OFFER.


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
IN CONNECTION WITH THE EXCHANGE OFFER DESCRIBED IN THIS LETTER, HEI MAY SOLICIT PROXIES FROM ITS SHAREHOLDERS TO APPROVE THE ISSUANCE OF STOCK IN THE EXCHANGE OFFER AND FROM THE SHAREHOLDERS OF COLORADO MEDTECH TO CALL A SPECIAL MEETING, AMEND THE BYLAWS AND CAUSE THE ELECTION OF A NEW SLATE OF COLORADO MEDTECH DIRECTORS. THE PARTICIPANTS IN EACH SOLICITATION WILL INCLUDE HEI AND EACH OF THE MEMBERS OF THE HEI BOARD OF DIRECTORS, ANTHONY FANT, ED FINCH, MACK TRAYNOR, STEVE TONDERA AND DAVID ORTLEIB. HEI IS THE BENEFICIAL OWNER OF APPROXIMATELY 9.9% OF THE OUTSTANDING SHARES OF COMMON STOCK OF COLORADO MEDTECH. IN THE EVENT THAT THE EXCHANGE OFFER IS NOT SUCCESSFUL AND HEI SELLS ITS SHARES OF COMMON STOCK OF COLORADO MEDTECH TO AN UNAFFILIATED THIRD PARTY, ANTHONY FANT, HEI'S CHAIRMAN OF THE BOARD, WILL RECEIVE A PORTION OF THE PROCEEDS OF SUCH SALE PURSUANT TO AN AGREEMENT WITH HEI IN WHICH MR. FANT TRANSFERRED HIS COLORADO MEDTECH SHARES TO HEI AT A PURCHASE PRICE AT BELOW MARKET VALUE. HEI EXPECTS TO FILE PROXY STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING SUCH SOLICITATIONS. HEI AND COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THE RESPECTIVE PROXY STATEMENTS, WHEN THEY ARE AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO ANY SUCH SOLICITATION.

HEI AND COLORADO MEDTECH SHAREHOLDERS WILL BE ABLE TO OBTAIN THE PROSPECTUS, THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THE PROXY STATEMENTS REFERRED TO ABOVE, WHEN FILED BY THE COMPANY WITH THE COMMISSION, FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO BEACON HILL PARTNERS AT (212) 843-8500.













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
                                    HEI, INC.
                             1495 Steiger Lake Lane
                            Victoria, Minnesota 55386
                                 (952) 443-2500
                               (952) 443-2668 fax

 THIS DOES NOT CONSTITUTE A REQUEST FOR A PROXY. YOU WILL RECEIVE A DEFINITIVE
      PROXY STATEMENT AT THE SAME TIME THAT A PROXY IS REQUESTED FROM YOU.


We would like to hear from you. We would appreciate it if you would take a few minutes to fill out the information requested below. Thank you for your time and cooperation.


------------------------------------------------------------------------

SHAREHOLDER INFORMATION

NAME:      ___________________________________________________
FIRM:      ___________________________________________________
ADDRESS:   ___________________________________________________
CITY:      _________________________STATE:_____ZIP:___________
PHONE:     _________________________FAX:______________________


I HOLD MY COLORADO MEDTECH SHARES THROUGH:


--------------------------------------    -----------------------------
(NAME OF BROKERAGE FIRM OR BANK)          (NUMBER OF SHARES OWNED)


STOCK BROKER OR FINANCIAL ADVISOR INFORMATION

NAME:      ___________________________________________________
FIRM:      ___________________________________________________
ADDRESS:   ___________________________________________________
CITY:      _________________________STATE:_____ZIP:___________
PHONE:     _________________________FAX:______________________

COMMENTS:

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PLEASE RETURN THIS FORM TO OUR ATTENTION AT THE ADDRESS INDICATED ABOVE. IF YOU
PREFER, YOU MAY FAX IT TO BEACON HILL'S OFFICES AT (212) 843-4392, ATTN:
COLORADO



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